Exhibit 99.1

Sundial Files Early Warning Report Issued Pursuant to National Instrument 62-103

CALGARY, AB, Oct. 20, 2021 /CNW/ - Sundial Growers Inc. (NASDAQ: SNDL) ("Sundial") today announced that between September 3, 2021 and October 19, 2021, Sundial disposed of 2,336,500 common shares ("Common Shares") in the capital of Indiva Limited (TSXV: NDVA) (OTCQX: NDVAF) ("Indiva").

Between September 3, 2021 and October 19, 2021, Sundial disposed of 2,336,500 Common Shares of Indiva (the "Indiva Shares") through the facilities of TSX Venture Exchange (the "TSXV") at an average price of $0.488 per Indiva Share for a total consideration of $1,141,336. Prior to the dispositions, Sundial held 25,000,000 Common Shares of Indiva, representing approximately 18.58% of the then issued and outstanding Common Shares of Indiva on a non-diluted basis. As a result, following the completion of these dispositions, and together with Indiva's various issuances of Common Shares from treasury, Sundial has decreased its holdings in Indiva by 2.99%. Immediately following this disposition, Sundial now holds 22,663,500 Common Shares of Indiva representing 15.59% of Indiva's issued and outstanding Common Shares on a non-diluted basis.

The Indiva Shares were sold for investment purposes. Sundial may, depending on market and other conditions, increase or decrease its beneficial ownership in Indiva's securities, whether in transactions over the open market, by privately negotiated arrangements or otherwise, subject to a number of factors, including general market conditions and other available investment and business opportunities.

This news release is being issued to comply with National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues. An early warning report regarding these transactions has been filed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com under Indiva's issuer profile and may be obtained directly from Sundial upon request at the telephone number below. Sundial's head office is located at #300, 919 - 11th Avenue SW, Calgary, AB T2R 1P3.

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL". Our business is reported and analyzed under two operating segments: one being Cannabis and the other being Investments.

As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, our 'craft-at-scale' modular growing approach, award-winning genetics and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Sundial also operates the Spiritleaf retail banner. Spiritleaf aims to be the most knowledgeable and trusted source of recreational cannabis by offering a premium consumer experience and quality curated cannabis products.

Our investment operations seek to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds and Rocky View County, Alberta, Canada. For more information on Sundial, please go to www.sndlgroup.com.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Sundial's potential further investment in or divestment of Common Shares of Indiva. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Item 3D Risk Factors" in the Sundial's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission ("SEC") on March 17, 2021, and the risk factors included in our other SEC filings for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. Sundial is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., Telephone: 1.587.327.2017, Email: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 07:00e 20-OCT-21